May 1, 2009

DIRECT DIAL: 212-451-2213
EMAIL: TFLEMING@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Melissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advocat, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 10, 2009
Soliciting Materials filed Pursuant to Rule 14a-12 filed April 10, 2009
By Bristol Investment Fund, Ltd.
File No. 001-12996

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated April 23, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Bristol Investment Fund, Ltd. (“Bristol”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references in the responses below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement filed on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

May 1, 2009

General

1.
The EDGAR header tags used to identify the above-captioned preliminary proxy filing is incorrect.  Since the filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to management of Advocat, the correct EDGAR header tag is PRECI4A, not PREN14A.  Please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PRRN14A.

Response:    We acknowledge the Staff’s comment.  Bristol hereby advises the Staff that the next amended proxy statement filing will bear the correct EDGAR header tag PRRN14A.

2.	Revise the form of proxy and Appendix I to clearly identify them as preliminary copies. See Rule 14a-6(e) of Regulation 14A.

Response:    The Proxy Card has been revised accordingly.  Appendix 1 has been revised accordingly, please see pages 11 and 13 of the Proxy Statement.

3.
Describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposal at the annual meeting.  Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.  We note for example, the Schedule 13D/A filing dated March 18, 2009 and the exhibit attached thereto.

Response:  Article 1.4 of the Company’s Bylaws permits a shareholder to nominate individuals for election to the Company’s Board of Directors.  Pursuant to the Bylaw provision, Bristol submitted notice of the nominations of Paul Kessler and Richard McKilligan to the Company on March 17, 2009.

4.
We note the participants reserve the right to vote for a substitute nominee.  Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw.  In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so.  Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Response:  In response to the Staff’s comment, the disclosure has been revised to clarify that Bristol reserves the right to nominate substitute persons, and that shares represented by the Gold proxy card will be voted for such persons, only to the extent such action is not prohibited under the Company’s bylaws and applicable law.  Please see page 1 of the Proxy Statement.

5.
Numerous factual assertions are made throughout the proxy statement.  Please provide us with the supporting materials for these statements of fact.  Send us an annotated version of the proxy material that includes a supporting reference for each assertion.  Appropriate supporting materials may include cites to publicly filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation.  For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

•	“Bristol has also observed that Advocat generates far less on a per share ‘free cash flow basis’ than four companies that Bristol believes comparable,” on page 3;

May 1, 2009

•	data on page 3 regarding occupancy rates of facilities, the percentage of patients receiving Medicare benefits and “adjusted enterprise valuat[ions]”; and

•	“[a]t the 2008 Annual Meeting, Bristol’s resolution received support from approximately 14% of the votes cast,” on page 5,

Response:  We enclose herewith a disc that contains an excel spreadsheet that supports the figures used in the Proxy Statement, as well as the relevant data used to compute these figures.  We are also providing the spreadsheet in hard copy.  The figures are taken from the Forms 10-K for 2006 – 2008 for the Company and each of the businesses that Bristol believes comparable.  We will provide you separately a binder of these reports.  We have also included an annotated version of the proxy material, which includes supporting references for each assertion.

The figures regarding the vote at the 2008 annual meeting are taken from the Company’s press release dated June 3, 2008.  A copy of the Press Release is provided with this letter.

6.
Please fill in the blanks in the proxy statement.  You may bracket information that is subject to change.  Also, please update information, including the date of the annual meeting, as disclosed in Advocat’s preliminary proxy statement filed April 17, 2009.

Response:  The Proxy Statement has been revised as requested.  Any remaining blanks reflect information that can only be filled in, and will be filled in, upon the filing of the definitive proxy statement.

Reasons for the Shareholder’s Solicitation, page 2

7.
You indicate that the Nominees will ask the Board to “evaluate whether the shareholders are best served by continuing the Company as a stand alone business or by a sale, merger, or similar transaction.”  Please revise to elaborate on any plans or discussions you have had with respect to any potential sale, merger or similar transaction or liquidation.  Also, discuss whether your plans have changed since your shareholder proposal considered at the 2008 annual meeting that Advocat’s board should promptly engage an investment banking firm to pursue a sale or liquidation of the company.  If you have no specific plans in mind, please indicate this.

Response:  We have revised the Proxy Statement to indicate that the candidates have no specific plans in mind, except as set forth in the Proxy Statement.

8.	See the last comment above. if you continue to advocate the liquidation of Advocat, explain why and what will be the result for shareholders.

Response:  Bristol does not advocate the liquidation of Advocat.  The Nominee’s plans are disclosed in the Proxy Statement.

May 1, 2009

9.
Revise to disclose the specific actions, if any, that the nominees intend to take in furtherance of plans to “maximize[e] shareholder value”.  In that regard, please also elaborate on the “other similar matters” you believe your nominees would advocate for if elected to the Board of Directors,

Response:  There are no specific “similar matters” that Bristol or the Nominees have in mind.  The phrase is intended to make clear that the two items are illustrative, not exhaustive.

10.
We refer you to our comment above and disclosure on page 4.  You disclose that “Bristol questions whether the high costs of operating a public company — are justified for a business the size of Advocat...”  Revise to specifically disclose whether the nominees intend to advocate for a going private transaction if elected to the Board.

Response:  The Proxy Statement has been revised accordingly, please see page 4.

11.	Revise to explain why you believe that, while markets have generally declined in late 2008 and 2009, the performance of Advocat’s stock “merits extra scrutiny.”

Response:  The Proxy Statement has been revised accordingly, please see page 4.

12.
We note your disclosure that the companies listed on page 3 are companies “Bristol believes comparable” to Advocat.  With a view towards possible revised disclosure, please advise us of the basis for your belief.

Response:  Like the Company, each of KND, SUNH, ENSG and SKH are operating skilled nursing care facilities and/or nursing and care facilities with a regional emphasis.  The five companies all share the same six digit GICS Code (351040), and four have the same eight digit code (35102020) (AVCA, KND, SKH, ENSG).  The Company has SIC Code 8151, as do each of the others, except for KND which is classified SIC Code 8150.  The Company’s Form 10-K at page 2 provides the following description of its business:

Advocat Inc. provides long-term care services to nursing home patients in eight states, primarily in the Southeast and Southwest United States.

The following descriptions from the most recent Forms 10-K for the other companies demonstrate their comparability:

SUNH Form 10-K at p.1

Sun Healthcare Group, Inc.’s (NASDAQ GS: SUNH) subsidiaries provide nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Our core business is providing inpatient services, primarily through 184 skilled nursing centers, 15 assisted and independent living centers and eight mental health centers. At December 31, 2008, our centers had 23,345 licensed beds located in 25 states, of which 22,544 were available for occupancy. Our subsidiaries also provide rehabilitation therapy services to affiliated and non-affiliated centers and medical staffing and other ancillary services primarily to non-affiliated centers and other third parties.

May 1, 2009

SKH Form 10-K at p.1:

We are a provider of integrated long-term healthcare services through our skilled nursing companies and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We have an administrative service company that provides a full complement of administrative and consultative services that allows our facility operators and third-party facility operators with whom we contract to better focus on delivery of healthcare services. We focus on providing high-quality care to our patients and we have a strong focus on treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of December 31, 2008, we owned or leased 75 skilled nursing facilities and 21 assisted living facilities, together comprising approximately 10,500 licensed beds. Our facilities, approximately 72.9% of which we own, are located in California, Texas, Kansas, Missouri, Nevada and New Mexico, and are generally clustered in large urban or suburban markets. For the year ended December 31, 2008, we generated approximately 85.0% of our revenue from our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities.

ENSG Form 10-K at p.1:

We are a provider of skilled nursing and rehabilitative care services through the operation of facilities located in California, Arizona, Texas, Washington, Utah and Idaho. As of December 31, 2008, we owned or leased 63 facilities. All of our facilities are skilled nursing facilities, other than three stand-alone assisted living facilities in Arizona and Texas and four campuses that offer both skilled nursing and assisted living services in California, Arizona and Utah.

KND Form 10-K at p.1:

Kindred Healthcare, Inc. is a healthcare services company that through its subsidiaries operates hospitals, nursing centers and a contract rehabilitation services business across the United States. At December 31, 2008, our hospital division operated 82 long-term acute care (“LTAC”) hospitals (6,482 licensed beds) in 24 states. Our health services division operated 228 nursing centers (28,525 licensed beds) in 27 states.

We believe that the foregoing adequately demonstrates the comparability of these companies for the purposes of Bristol’s remarks.

13.
Revise to succinctly explain the relevance of the metrics you are using to measure Advocat’s performance vis-à-vis the other companies listed.  Further, your disclosure implies that the market has placed emphasis on the same metrics you identify and as a result, has placed a low valuation on the facilities in the hands of Advocat's management.  Please provide us with support for these assertions or in the alternative, remove the statements.

Response:  The occupancy rate and Medicare mix are publicly reported for each of these entities.  Occupancy is an obvious metric to measure usage of the facilities’ capacity, with higher occupancy preferred.  Medicare mix is also reported and tracked.  The higher percentage of Medicare patients, the better, because these patients generate more revenue.  By way of example, we have enclosed an analysts report on Advocat by Avondale Partners which discusses both occupancy and Medicare mix.  The metric AEV/EBITDA is commonly used by analysts.  We believe the AEV/bed metric is a different, and somewhat obvious, way of measuring the value of the key revenue generating assets, i.e. patient beds.  We have revised the Proxy Statement accordingly.  Please see pages 2 through 4 of the Proxy Statement.

May 1, 2009

14.
You disclose that “adjusted enterprise value” is appropriate for a fair comparison between service providers that rent facilities and those that own them.  Please advise us supplementally whether this metric is routinely used within the industry and whether the capitalization of rent charges at ten percent is within the range of a typical adjustment.

Response:  We believe that it is self-evident that due to balance sheet discrepancies between facilities that are subject to a mortgage (debt), and those that are leased (no debt), a fair comparison of enterprise value requires normalization, by capitalizing the rent charges.

Background to the Solicitation, page 4

15.
In the letter dated February 4, 2008 to William Council, III and attached as Exhibit 2 to your initial Schedule 13D filed on the same date, you list a number of specific corporate actions you advocated for the Company.  These include affording shareholders a binding vote to revoke the company’s poison pill, submitting to a binding shareholder vote the issuer of de-staggering the board of directors, and exploring a share repurchase plan, among other items.  In your discussion of your nominees’ plans if elected to the board, please specifically address whether they will continue to advocate any or all of the corporate actions addressed in the February 4, 2008 letter.

Response:  The Proxy Statement has been revised to disclose both the February 4, 2008 Letter and the Nominees’ plans with respect thereto.  Please see pages 5 and 6 of the Proxy Statement.

16.	In the first bullet point in this Section, elaborate on the “various proposals” Mr. Kessler made to the Company on behalf of Bristol.

Response:  The Proxy Statement has been revised to clarify the content of these discussions.

The Shareholder’s Nominees, page 6

17.
Refer to the disclosure in the first paragraph on page 6.  You state that your nominees, even if elected, will not be able to take Board action at a Board meeting without the support of at least one other director.  While we understand that this would be the case if only four Board members were present at a Board meeting, we believe it may be misleading, in that, if the full Board is present at a meeting, your nominees would need to gain the support of at least two other Board members to carry a majority of the Board.  Please revise to clarify.

Response:  The Proxy Statement has been revised accordingly.  Please see page 7 of the Proxy Statement.

May 1, 2009

18.	Revise to include the business address for Mr. McKilligan.

Response:    The Proxy Statement has been revised accordingly. Please see page 7 of the Proxy Statement.

19.	Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d) of Regulation 14A.

Response:  The Proxy Statement has been revised accordingly.  Please see page 7 of the Proxy Statement.

Participants in Solicitation of Proxies, page 6

20.	Clarify who the “members of Bristol” are and disclose without qualification, whether such persons are participants as defined in Instruction 3 to Item 4 of Schedule 14A.

Response:  The Proxy Statement has been revised accordingly.  Please see page 8 of the Proxy Statement.

21.
Refer to our last comment above.  In your response letter, analyze why you have not included Bristol Capital Advisors, LLC as a participant in this solicitation.  Alternatively, include Bristol Advisors as a participant and revise the proxy statement to include all relevant information as to that entity.

Response:  The Proxy Statement has been revised accordingly.  Please see page 8 of the Proxy Statement.

Proxy Information, page 7

22.
We note that unmarked gold proxies will be voted FOR the election of your nominees for directors.  We further note that the company is only submitting one proposal.  Explain or delete the reference to the other proposal set forth in your proxy statement.

Response:  The Proxy Statement has been revised as requested.  All references to another proposal have been deleted.

23.
We note disclosure that as to other Matters that may properly come before the meeting, the proxy holders will vote the GOLD proxies in their discretion.  As the participants are aware, Rule 14a-4(0(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.”  Please clarify this in your proxy and form of proxy card.

Response:  The Proxy Statement has been revised accordingly.  Please see page 9 of the Proxy Statement.

May 1, 2009

Quorum and Voting, page 8

24.	Please delete or explain the reference to the proposal to “declassify the board”. We may have further comment.

Response:  The Proxy Statement has been revised accordingly.  Please see pages 9 and 10 of the Proxy Statement.

Cost and Method of Solicitation

25.	Incomplete disclosure has been provided under this heading. Revise to fully comply with Item 4(b) of Schedule 14A.

Response:  The Proxy Statement has been revised accordingly.  Please see page 10 of the Proxy Statement.

26.
It appears that you intend to solicit proxies by mail, courier services, Internet, or in person.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule l 4A on the date of first use.  Refer to Rule 14a-6(b) and (e).  Please confirm your understanding.

Response:  We confirm our understanding of Rule 14a-6(b) and (e).

27.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which vvebsites you plan to utilize.

Response:  We currently have no plans to solicit via the internet.

28.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:  We confirm that we will post your proxy materials on a specified, publicly-accessible Internet Web site and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  The Proxy Statement has been revised accordingly.  Please see page 2 of the Proxy Statement.

Additional Information, page 9

29.
Please revise to correct your reference as procedures for submitting proposals for consideration at the 2009 annual meeting of shareholders were required to be included in Advocat’s 2008 proxy statement.  The 2009 proxy statement must include procedures for submitting proposals for consideration at the 2010 annual meeting of shareholders.

Response:  The Proxy Statement has been revised accordingly. Please see page 10 of the Proxy Statement.

May 1, 2009

30.
You refer security holders to information that you are required to provide under Schedule 14A that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(e) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must provide the omitted information to security holders, Please advise as to your intent in this regard.

Response:  We do not intend to disseminate the Proxy Statement prior to the distribution of the Company’s proxy statement.  In the event it becomes necessary to mail the Proxy Statement before the Company discloses this information, Bristol intends to mail the Proxy Statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been provided by the Company.  Bristol would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s shareholders.

Form of Proxy

31.
You include a “blanket” item on the form of proxy, where you solicit authority to act upon any matter that may come before the Annual Meeting or any postponements or adjournments thereof.  However, since you must specifically describe how the proxy will be voted and provide all of the information required by Schedule 14A (other than those matters for which Rule 14a-4(e) confers discretionary authority to act), this may inappropriate.  See Rule 14a4(a)(3).  While you may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it appears the authority you seek is broader.  In addition, it is not described in the text of the proxy statement.  Please advise or revise.

Response:  The Proxy Card has been revised accordingly.

32.
You state on the form of proxy that it will be valid “until the sooner of one year from the date indicated on the reverse aide and the completion of the Annual Meeting.”  Pursuant to Rule 42-4(d)(2) and (3), a proxy may only be used to vote at the identified Annual Meeting or any adjournment thereof.  Please revise to clarify.

Response:  The Proxy Card has been revised accordingly.

*               *               *

May 1, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2213 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Thomas J. Fleming

Thomas J. Fleming

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the proxy statement filed by Bristol Investment Fund, Ltd., Bristol Capital Advisors, LLC, Paul Kessler and Richard McKilligan on April 10, 2009 (the “Proxy Statement”), the undersigned acknowledges the following on behalf of the foregoing persons:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: May 1, 2009	BRISTOL INVESTMENT FUND, LTD.

	By:	Bristol Capital Advisors, LLC
Its Investment Advisor

	By:	/s/ Paul Kessler
		Name:	Paul Kessler
		Title:	Manager